EXHIBIT 99.1

Combined General Meeting of June 30, 2026 - Availability of the Preparatory Documents

Daix (France), New York City (New York, United States), June 9,2026 – Inventiva (Euronext Paris and NASDAQ: IVA) (“Inventiva” or the “Company”), a clinical-stage biopharmaceutical company focused on the development of oral therapies for the treatment of metabolic dysfunction-associated steatohepatitis (“MASH”), today announced the availability of the preparatory documents for the Combined General Meeting of June 30, 2026.

Shareholders are invited to participate in the Combined General Meeting that will be held on June 30, 2026 at 2 p.m. at Hôtel Villa M, 24 – 30 Boulevard Pasteur, 75015 Paris (France).

The preliminary notice of meeting comprising the agenda and the draft resolutions, as well as information on how to attend and vote at the Combined General Meeting, was published in the Bulletin des Annonces Légales Obligatoires (BALO) n°61 of May 22, 2026 and a translation was filed with the Securities and Exchange Commission on May 22, 2026. Shareholders are invited to refer to the agenda and the text of the resolutions available on the Company’s website, under the “General Meetings” tab, it being specified that the agenda of the Combined General Meeting has in particular been supplemented by a 39th resolution following the Company’s entry into that certain master agreement with the European Investment Bank (EIB) on June 1, 2026, relating to the full repayment of the existing loans granted by the EIB to the Company and the buyback by the Company of a portion of the warrants issued in favor of the EIB in connection with the loans, subject to the satisfaction or waiver of the conditions set forth therein (the “EIB Transactions”)1. Specifically, the Company will repurchase and cancel the EIB Tranche A Warrants and a portion of the EIB Tranche B Warrants previously issued to the EIB for an aggregate repurchase price of €50 million and will issue new warrants to the EIB on more standard terms (the “New EIB Warrants”) in substitution for the remaining EIB Tranche B Warrants previously issued to the EIB (the "Remaining EIB Warrants"), which Remaining EIB Warrants will be surrendered for cancellation upon issuance of the New EIB Warrants, subject to the approval of the Company’s shareholders at the Combined General Meeting or, if such approval is not obtained, at a subsequent general meeting of shareholders to be held no later than October 31, 2026. Furthermore, the ceilings of resolutions 33 to 35, relating to free share grants, stock subscription or purchase options and the issue of subscription warrants, have been adjusted to take into account the recent decisions of the Board of Directors.

Information and documents pertaining to the Combined General Meeting are available on the Company's website (www.inventivapharma.com, section "Investors" / "Shareholder Meetings").

In accordance with Articles R. 225-83 and R. 225-89 of the French Commercial Code, documents that must be available for the shareholders for the purpose of general meetings will be available at the Company's registered office, 50, Rue de Dijon, 21121 Daix (France), the fifteenth day prior to the Combined General Meeting.

Documents listed in Article R.22-10-23 of the French Commercial Code are available on Inventiva’s website mentioned above as of tomorrow, the twenty-first day that precedes the General Meeting.

In accordance with applicable regulatory provisions:

  any shareholder holding registered shares may, up to the fifth day, including, prior to the Combined General Meeting, request these documents to be sent by the Company. For shareholders holding bearer shares, the exercise of this right is subject to the submission of a shareholding certificate delivered by their financial intermediary; and
  any shareholder may consult these documents at the Company's registered office by sending a request by e-mail to the following electronic address: agiva30062026@inventivapharma.com.

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of an orally administered small molecule for the treatment of patients with MASH. The Company is currently evaluating lanifibranor, a novel pan-PPAR agonist, in the NATiV3 pivotal Phase 3 clinical trial for the treatment of adult patients with MASH, a common and progressive chronic liver disease.

Inventiva is a public company listed on compartment B of the regulated market of Euronext Paris (ticker: IVA, ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). https://www.inventivapharma.com

Contacts

Media Relations Pascaline Clerc: media@inventivapharma.com Mark Corbae: inventivapr@icrhealthcare.com	Investor Relations David Nikodem: IR@inventivapharma.com Patricia L. Bank: patti.bank@icrhealthcare.com

Forward-Looking Statements

This press release contains certain "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, Inventiva’s expectations regarding its ability to execute the Combined Transaction in whole or in part and the timing thereof, including the timing of issuances of securities and receipt of proceeds in the Combined Transaction, Inventiva’s ability to satisfy conditions to the Issue Documents, including any additional equity financings, any approval of Inventiva’s shareholders required by the Combined Transaction, including the expect timing of any such required approval and the impacts of Inventiva’s failure to obtain such approval, including with respect to waivers made by the EIB of certain anti-dilution and put option rights in connection with the EIB Transactions and the exercise ratio applicable to the EIB Warrants, the timing of and Inventiva’s ability to draw down the Commitment from the Lenders, the occurrence of an event of default under the Issue Documents, the potential exercise of warrants, including the T3 warrants, the expected timing, size and use of proceeds of the Debt Financing Transaction and the Equity Offering, forecasts and estimates with respect to Inventiva’s current cash resources, and expected cash resources following the completion of the Combined Transaction, Inventiva’s expectations with respect to ownership in its share capital by certain investors, Inventiva’s capitalization following the completion of the Combined Transaction, Inventiva’s NATiV3 Phase 3 clinical trial of lanifibranor in MASH, including the timing of clinical trial data releases and regulatory filings and future activities, expectations, plans, growth and prospects of Inventiva, and the absence of material adverse events. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, "believes", "anticipates", "expects", "intends", "plans", "seeks", "estimates", "may", "will", "would", "could", "might", "should", "designed", "hopefully", "target", "potential", "opportunity", "possible", "aim", and "continue" and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance, or future events to differ materially from those expressed or implied in such statements. Actual events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to the product candidate that the clinical trial results will be available on the anticipated timeline, that future clinical trials will be initiated as anticipated, that the product candidate will receive the necessary regulatory approvals, or that any of the anticipated milestones by Inventiva or its partners will be reached on their expected timeline, or at all. Future results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates due to a number of factors, including the completion of financial closing procedures, that interim data or data from any interim analysis of ongoing clinical trials may not be predictive of future trial results, that the recommendation of the DMC may not be indicative of a potential marketing approval, Inventiva cannot provide assurance on the impacts of the Suspected Unexpected Serious Adverse Reaction on the results or timing of the NATiV3 trial or regulatory matters with respect thereto, that Inventiva is a clinical-stage company with no approved products and no historical product revenues, Inventiva has incurred significant losses since inception and has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, in the absence of which, Inventiva may be required to significantly curtail, delay or discontinue one or more of its research or development programs or be unable to expand its operations or otherwise capitalize on its business opportunities and may be unable to continue as a going concern, Inventiva’s ability to obtain financing and to enter into potential transactions, on the expected timing or at all, Inventiva’s ability to satisfy in part or in full the conditions for the Combined Transactions, on the expected timing or at all, and whether, when and to what extent the securities issued in the Combined Transactions, as well as any other dilutive instruments may be exercised, and by which holders, Inventiva’s ability to obtain shareholder approvals required by the Combined Transaction Inventiva's future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of its lanifibranor, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva's and its partners’ clinical trials may not support Inventiva's and its partners’ product candidate claims, Inventiva's expectations with respect to its clinical trials may prove to be wrong and regulatory authorities may require additional holds and/or additional amendments to Inventiva’s clinical trials, Inventiva’s expectations with respect to the clinical development plan for lanifibranor for the treatment of MASH may not be realized and may not support the approval of a New Drug Application, Inventiva’s ability to identify additional products or product candidates with significant commercial potential, Inventiva’s ability to execute on its commercialization, marketing and manufacturing capabilities and strategy, Inventiva’s ability to successfully cooperate with existing partners or enter into new partnerships, and to fulfill its obligations under any agreements entered into in connection with such partnerships, the benefits of its existing and future partnerships on the clinical development, regulatory approvals and, if approved, commercialization of its product candidate, and the achievement of milestones thereunder and the timing thereof, Inventiva and its partners may encounter substantial delays beyond expectations in their clinical trials or fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, the ability of Inventiva and its partners to recruit and retain patients in clinical studies, enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva's and its partners’ control, Inventiva's product candidate may cause adverse drug reactions or have other properties that could delay or prevent its regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s business, and pre-clinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by changes in laws and regulations, unfavorable conditions in its industry, geopolitical events, and ongoing conflicts, health epidemics, and macroeconomic conditions, including developments in international trade policies, global inflation, financial and credit market fluctuations, tariffs and other trade barriers, political turmoil, and natural catastrophes, uncertain financial markets and disruptions in banking systems. Given the risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts, and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Please refer to the Universal Registration Document for the year ended December 31, 2025 filed with the Autorité des Marchés Financiers on April 8, 2026, and the Annual Report on Form 20-F for the year ended December 31, 2025 filed with the SEC on April 8, 2026 for other risks and uncertainties affecting Inventiva, including those described under the caption "Risk Factors", and in future filings with the SEC. Other risks and uncertainties of which Inventiva is not currently aware may also affect its forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. All information in this press release is as of the date of the release. Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above. Consequently, Inventiva accepts no liability for any consequences arising from the use of any of the above statements.

1 Please refer to the press release of the Company dated June 2, 2026 for more detailed information.

Attachment

  Inventiva - PR - GeneralMeeting - EN - 06 09 2026 (https://ml-eu.globenewswire.com/Resource/Download/755fb122-442e-48b3-addb-939f29c07184)